March 28, 2006

Mail Stop 4561

Jeremy Seitz
President and Chief Executive Officer
Somebox, Inc.
54 Ludlow Street, 4th Floor
New York, NY 10002

      Re:	Somebox, Inc.
      Registration Statement on Form SB-2
      Filed February 28, 2006
      Amendment no. 1 to Registration Statement on Form SB-2
      Filed March 1, 2006
		File No. 333-132107

Dear Mr. Seitz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Summary

1. Please highlight the fact that you had one customer representing
62% of your revenues as of your fiscal year end November 30, 2005 and you had no contractual obligation with this party. Given the materiality of this relationship, please identify this customer.

Risk Factors, page 3
2. Please include an appropriately captioned factor that addresses the fact that Somebox has only two employees who will be serving as the Principal Accounting Officer in one case and the Treasurer in the
other.  The factor should also disclose that neither appears to have
any accounting experience.
3. Please revise the factor numbered 25 to include disclosure of how
you intend to pay the cost of operating as a public company.
4. Please include a risk factor addressing the fact that the expense
of this offering is being funded by a loan from Mr. Seitz, the
Chief
Executive Officer.
5. Consideration also should be given to the inclusion of a factor disclosing that 48% of your accounts receivable at November 30, 2005 was carried in the "allowance for doubtful accounts."
Selling Stockholders, page 15
6. Fully describe the terms of the transaction in which the selling stockholders acquired the securities being offered. This information should include a materially complete description of the terms of the transaction and any agreements.
7. Please file any agreements involved with the private placement to thirty-nine shareholders in spring 2005, such as stock purchase agreements.

Management`s Discussion and Analysis or Plan of Operation, page 18
8. Since you have had revenues in the last two years you are required to provide MD&A under Item 303 (b) and (c) of Regulation S-B in your filing. Please remove the caption heading that speaks to disclosures under Item 303(a) of Regulation S-B.
9. In addition Management`s Discussion and Analysis of Financial Condition and Results of Operations should be revised to discuss your financial condition, changes in financial condition and results of operations for each of the last two fiscal years. This discussion should address the past and future financial condition and results of operation with particular emphasis on the prospects for the future.
The discussion should also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business. If material, disclose any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. For example, we note a material allowance for doubtful account amount that is 48% of your accounts receivable at November 30, 2005 with no discussion of the causes and impact on liquidity or operations.
10. Disclose and address any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations, significant elements of income or loss that do not arise from your continuing operations and the causes for any material changes from period to period in one or more line items of the financial statements.
11. Please specifically discuss the intentions of Mr. Seitz and Ms.
Nakic regarding the continuing advancement of funds to Somebox without recourse and at no interest.
12. Please clarify how you intend to pay for the costs of operating a public company. If Mr. Seitz intends to pay them, please disclose this.

Business, page 24
13. Please revise your business discussion to clarify the current status of your business. The discussion of the business on your website is much clearer. The following two comments are designed to assist you in adding greater focus and specificity to your disclosure, but you must expand the discussion of your business so that a potential investor can read it and understand your business.
14. Discuss the role of independent contractors. We note discussion in business and management`s discussion and analysis regarding the use of independent contractors, including some located outside the United States. We also note that you paid consultant fees in 2004 and 2005.
15. We note that you use servers and other equipment that are owned and operated by third parties. Please discuss your relationships with these third parties and to the extent that you are substantially dependent upon any of these relationships please file any written agreements as exhibits to your registration statement pursuant to
Item 601(b)(10) of Regulation S-B.

Directors, Executive Officers, Promoters and Control Persons, page
28
16. We note that StudioVR, a company that Mr. Seitz co-founded in 1997, ceased operations in 2002. Please clarify and confirm that no bankruptcy petition was filed by or against this business.

17. Under "Possible Potential Conflicts," please clarify what type of conflicts of interest may arise between Somebox and Mr. Seitz/Ms.
Nakic and what type of policy, arrangement or understanding you have to resolve future conflicts of interest.

Executive Compensation, page 32
18. We note that Mr. Seitz has a signed agreement to defer compensation due him until Somebox has sufficient revenues to allow its payment. This would appear to be a written salary arrangement that should be disclosed herein while disclosure regarding the summary compensation table should be revised to reflect this. With regard to this agreement, please advise how Mr. Seitz could sign an agreement in May 2005 that discusses the current registration statement filed on February 28, 2006, as having been filed. Related Party Transactions
19. Please file the loan agreement with Mr. Seitz and the April
2005
exchange agreement as exhibits.

Plan of Distribution
20. We note that the selling shareholders may engage in: the writing of non-traded and exchange-traded call options; hedge transactions;
and settlement of other transactions in standardized or over-the-counter options. Please explain the parameters of these activities.
We may have further comment.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1
21. Please tell us if Mantyla McReynolds, LLC located in Salt Lake City, Utah is licensed in the state of New York to practice public accounting. It they are not, explain to us the impact that non-licensed status has on their ability to render an opinion on your financial statements.

Note 3 - Going concern, page F-7
22. Revise the filing to give appropriate and prominent disclosure in
the footnotes of the financial difficulties giving rise to the going
concern uncertainty. Disclosure should address a viable plan that has
the capability of removing the threat to the continuation of the business and should enable you to remain viable for at least the 12 months following November 31, 2005. Absent a viable plan it is not clear the use of going concern financial statements is appropriate.
See FRC 607.02.

Statements of Operations, page F-3
23. Revise to expand the caption "operating expenses" to disclose the included financial statement elements into separate line items.
As
applicable, address trends, events, uncertainties and changes in your expanded revised MD&A presentation.

Revenue recognition, page F-6
24. Clarify what you mean when you disclose on page 23 that you recognize revenue for hosting websites after the hosting period has taken place.  This does not appear to agree with your disclosure on
F-6 that website revenues are recognized ratably over the hosting period. Tell us and disclose whether your hosting arrangements are accounted for under SOP 97-2 and EITF 00-03.
25. Tell us and disclose how you account for the development costs incurred for website or software development and reference the authoritative accounting literature you rely upon for your accounting, e.g. SFAS No. 86 or SOP 98-1.
26. We note various services and offerings disclosed in your
Business
section beginning on page 24.   For each of your offerings tell us
and disclose the point in time that revenue is recognized, the basis for any revenue deferral and disclose how you comply with the revenue recognition criteria in SAB 104, SOP 97-2, EITF 00-21 or other literature.

Note 5. Related Party Transactions, page F-10
27. It appears you should be reflecting imputed interest on the non-interest bearing loan payable of $8,375. Tell us how your accounting complies with APBO No.21 and revise accordingly.
28. Costs incurred by others for the company should be reflected in the financial statements. Tell us what consideration you gave to recording the donated rent and any other costs incurred by the President or other related or affiliated parties for the benefit of the company. See SAB Topic`s 5D and 5T.

Note 6. Income taxes, page F-11
29. Revise to provide the disclosures required by paragraphs 43-47 of
SFAS No. 109.

Exhibit 23.1 - Consent
30. Provide an updated consent from your registered independent auditor pursuant to Regulation S-B, Item 601(a)(23).

Part II
Item 26. Recent Sales of Unregistered Securities, page 45
31. It is unclear to us how minor children, such as Eliza and Tess Howland, can be classed as "sophisticated investors" for the purposes of the Section 4(2) exemption.
32. Your disclosure indicates that in addition to 4(2), you also relied upon Rule 504 of Regulation D. Please explain. We may have further comment.

Item 28. Undertakings, page 46
33. Item 512(g) of Regulation S-B was recently amended in Release
No.
33-8591. Please revise your undertakings as appropriate.

*********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Craig Wilson, Senior Assistant Chief
Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

      					Sincerely,



      Barbara C. Jacobs
Assistant Director

CC:	Gary B. Wolff, P.C.
	805 Third Avenue
	New York, NY 10022
	Facsimile no.: (212) 644-6498